Actions Semiconductor Reports First Quarter 2007 Results
Company Reports Q1 Revenues of $30.3 Million,
Product Mix Adjusted to Cover Broader Range of PMP SoC Market

ZHUHAI, China, May 10, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the first quarter ended March 31, 2007.

All financial results are reported on U.S. GAAP basis.

Revenue for the first quarter of 2007 was $30.3 million, compared to $35.8 million for the first quarter of 2006, and $49.5 million for the fourth quarter of 2006.

Net income for the first quarter of 2007 was $12.7 million, or $0.15 per ADS, compared to $14.9 million, or $0.17 per ADS for the first quarter of 2006, and compared to $21.3 million, or $0.25 per ADS for the fourth quarter of 2006.

Actions Semiconductor reported operating margins of 36.7% and gross margins of 52.7% for the first quarter of 2007. The Company ended the quarter with $108.8 million in cash and cash equivalents, $50.7 million in time deposits, which have original maturities of more than three months but less than one year, and $50.7 million short-term marketable securities.

“Our first quarter revenue and earnings were in line with our revised expectations. Although our top line revenue growth was not as strong as our original expectations, we are pleased to report that we continued to gain market share during the quarter,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “Actions’ results were impacted by a number of external factors during the quarter, which included worse than expected ASP erosion, volatility of NAND flash prices, pronounced effects of the late Chinese New Year holiday, and a shortage of TFT display modules. Despite these challenges, Actions has maintained its position as a leading PMP SoC supplier.”

“In order to maintain our dominant position in the PMP SoC market, we have begun to adjust our target product mix to cover a broader range of the market with an increased focus on products targeted at the lowest end of the volume market as well as our Series 13 products, targeted at the high end of the market. We intend to maintain our gross margins through the cost-saving transition of the majority of our products to 0.16 micron process technology. Our Series 13 product family has achieved substantial design wins from our customers, and we recently taped out a new Series 13 Plus chip. We remain on schedule to begin volume shipments of our Series 13 products in 3Q07. We anticipate the adjustment of our product mix will be completed by the end of 2Q07,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended June 30, 2007, Actions Semiconductor estimates revenue in the range of $30.5 to $32.5 million, and, fully diluted earnings per ADS of $0.13 to $0.15.

Conference Call Details

The Actions Semiconductor First Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, May 10, 2007. To participate in the live call, analysts and investors should dial (800) 706-7748 or (617) 614-3473 and enter passcode 32512237 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to through May 17, 2007, by dialing (888) 286-8010 and entering the passcode: 42789823. Callers outside the U.S. and Canada may access the replay by dialing (617) 801-6888 and entering the passcode: 42789823.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:	Calvin Lau
Suzanne Craig or Lisa Laukkanen	Director of Investor Relations
The Blueshirt Group	Actions Semiconductor
suzanne@blueshirtgroup.com	+86-756 3392 353 *1018
lisa@blueshirtgroup.com
415-217-4962 or 415-217-4967

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	At March 31,	At December 31,
	2007	2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	108,836	137,778
Time deposits	50,672	45,713
Restricted cash	1,683	-
Marketable securities	50,667	20,531
Accounts receivable	5,841	5,859
Notes receivable	870	2,154
Inventories	11,389	6,280
Prepaid expenses and other current assets	4,072	6,413
Amount due from an affiliate	163	133
Deferred tax assets	410	662
Total current assets	234,603	225,523

Investment in an affiliate	1,449	1,469
Rental deposits	40	52
Property, plant and equipment, net	6,999	6,749
Acquired intangiable assets, net	4,335	3,787
Deposit paid for acquisition of property, plant and equipment	120	91
	12,943	12,148

TOTAL ASSETS	247,546	237,671

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	15,937	15,715
Accrued expenses and other current liabilities	3,953	9,490
Amounts due to shareholders	10	10
Other liabilities	751	692
Short-term bank loan	1,547	-
Income tax payable	3,102	2,258

Total current liabilities	25,300	28,165

Minority interest	441	486

Shareholders' equity:
Ordinary shares	1	1
Additional paid-in capital	50,341	50,341
Accumulated other comprehensive income	4,466	4,396
Retained earnings	166,997	154,282

Total shareholders' equity	221,805	209,020

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	247,546	237,671

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In thousands of U.S. dollars, except per share amounts)

	3 months ended Mar 31,	3 months ended Dec 31,	3 months ended Mar 31,
	2007	2006	2006
	(unaudited)	(unaudited)	(unaudited)

Revenues	30,291	49,538	35,832
Cost of revenues	(14,338)	(23,818)	(16,209)
Gross profit	15,953	25,720	19,623
Other income	519	477	172
Operating expenses:			-
Research and development	(2,707)	(2,147)	(2,080)
Selling and marketing	(375)	(456)	(318)
General and administrative	(2,270)	(2,227)	(2,111)
Total operating expenses	(5,352)	(4,830)	(4,509)
Income from operations	11,120	21,367	15,286
Other income	1,252	-	-
Interest income	1,411	1,496	975
Interest expense	(23)	-	(70)
Income before income taxes, equity in net loss of an affiliate and minority interests	13,760	22,863	16,191
Income taxes	(1,070)	(1,621)	(1,285)
Equity in net loss of an affiliate	(20)	(16)	-
Minority interests	45	38	9
Net income	12,715	21,264	14,915

Net income per share:
Basic and diluted per share:	0.02	0.04	0.03

Basic and diluted (per ADS)	0.15	0.25	0.17

Weighted-average shares used in computation:
Basic and diluted	516,000,000	516,000,000	516,000,000

Weighted-average ADS used in computation :
Basic and diluted	86,000,000	86,000,000	86,000,000

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
Three months ended March 31,2007
(unaudited)
Operating activities:
Net income	12,715
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	348
Amortization of acquired intangible assets	473
Gain on disposal of property, plant and equipment	(23)
Gain on disposal of intangible assets	(18)
Minority interests	(45)
Deferred tax	252
Equity in net loss of an affiliate	20
Fair value change in marketable securities	(247)
Changes in operating assets and liabilities:
Accounts receivable	18
Notes receivable	1,291
Inventories	(5,065)
Prepaid expenses and other current assets	2,351
Amount due from an affiliate	(30)
Accounts payable	38
Accrued expenses and other current liabilities	(6,102)
Income tax payable	820
Rental deposits	12

Net cash provided by operating activities	6,808

Investing activities:
Proceeds from disposal of property, plant and equipment	31
Proceeds from disposal of intangible assets	64
Increase in marketable securities	(29,774)
Purchase of property, plant and equipment	(564)
Purchase of intangible assets	(1,239)
Increase in restricted cash	(1,683)
Increase in time deposits	(4,780)

Cash used in investing activities	(37,945)

Financing activities:
Proceeds from short-term bank loans	1,547
Advance subsidy from others	51

Cash provided by financing activities	1,598

Effect of exchange rate changes on cash	597

Net decrease in cash and cash equivalents	(28,942)

Cash and cash equivalents at the beginning of the period	137,778

Cash and cash equivalents at the end of the period	108,836